WEBFOLIO INC.
                  1129 8 Street S.E. Calgary AB Canada T2G 2Z6
                               web.folio@yahoo.com
                    Telephone (403)863-6225 Fax (810)963-0278
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                                                               February 28, 2013

Ms. Katherine Wray, Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Webfolio Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed February 5, 2013
    File No. 333-182970

Dear Ms. Wray,

Thank you for your assistance in the review of our filing. In response to your comment letter dated February 20, 2013 we have the following comments.

General

     1. We have disclosed as requested that we are a shell company. The disclosure has been made on the cover page and in the summary. We have also added a risk factor and revised the discussion of Rule 144 on page 28.

Risk Factors

Because we are small we do not have an audit committee and we do not have adequate disclosure controls and procedures..., page 8

     2. We have confirmed that we will be required to provide Management's conclusions regarding the effectiveness of our disclosure controls and procedures in our first periodic report following effectiveness. We have described how the disclosure controls and procedures were ineffective. We have disclosed our plans to remedy the weaknesses and have stated no funds from the Offering will be used to do so.

Until we register a class of our securities under Section 12...., page 12

     3. We have added a risk factor to address the automatic suspension of our reporting obligations under section 15(d) of the Exchange Act if we have less than 300 record holders following completion of the Offering.

Description of Our Business

Overview, page 18

     4. We have revised to clarify that the funding scenarios are dependent on hypothetical amounts raised in the offering, and if we raise less than $50,000, we will be forced to extend our target dates and reduce planned functionality and curtail other spending. We have also included a cross reference to the Use of Proceeds section.

Specialized Business Services, page 22

     5. We have deleted the statements that the current state of cloud-based services and tools "is a perfect storm" and that we believe that you can capitalize on "this perfect storm".

Exhibit 23.1

     6.   The auditor has revised his consent.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Robin Thompson
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Robin Thompson
Chief Executive Officer & Director

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